UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________________________

FORM 11-K
_________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission file number: 001-31400
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc, 12021 Sunset Hills Road, Reston, VA 20190

CACI $MART Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2022 and 2021

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Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
CACI $MART Plan
Opinion on the financial statements
We have audited the accompanying statement of net assets available for benefits of CACI $MART Plan (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
Supplemental information
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 (referred to as “supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2023.
Philadelphia, Pennsylvania
June 23, 2023

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Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of CACI $MART Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of CACI $MART Plan (the Plan) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We served as the Plan’s auditor from 2002 to 2022.
Tysons, Virginia
May 4, 2022

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CACI $MART Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2022	2021
Assets
Investments, at fair value	$2,399,536	$2,872,349
Receivables:
Contributions receivable – employer	1,104	1,060
Contributions receivable – participants	7,428	7,320
Notes receivable – participants	22,433	22,654
Total receivables	30,965	31,034
Net assets available for benefits	$2,430,501	$2,903,383
The accompanying notes are an integral part of these financial statements.

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CACI $MART Plan
Statements of Changes in Net Assets Available for Benefits
(in thousands)

	For the Years Ended
	December 31,
	2022	2021
Additions
Investment income
Interest and dividends	$32,225	$62,391
Net (depreciation) appreciation in fair value of investments	(548,770)	287,667
Net investment (loss) income	(516,545)	350,058
Interest income on notes receivable from participants	1,047	1,136
Contributions
Participants	163,513	158,067
Employer	50,990	47,034
Rollover	46,280	33,380
Total contributions	260,783	238,481
Total	(254,715)	589,675

Deductions
Benefits paid to participants	217,252	240,597
Administrative expenses	915	902
Total deductions	218,167	241,499
Net (decrease) increase	(472,882)	348,176
Net assets available for benefits:
Beginning of year	2,903,383	2,555,207
End of year	$2,430,501	$2,903,383
The accompanying notes are an integral part of these financial statements.

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CACI $MART Plan
Notes to Financial Statements
December 31, 2022

1.    Description of the Plan
The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions, and features of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has both a 401(k) and a discretionary non-elective contribution feature. Company matching 401(k) and any non-elective contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.
Eligibility
In general, employees of the Plan Sponsor and its participating subsidiaries who are U.S. citizens or residents, regardless of age, are eligible to participate.
Contributions
Participants can elect to contribute up to 75% of their annual compensation in any combination of before-tax and after-tax (Roth) contributions subject to the Internal Revenue Service (IRS) maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the IRS annual catch-up contribution limits.
Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.
The Company may make matching contributions to eligible employees in an amount equal to 50% of the first 8% of pre‑tax compensation deferred by eligible participants, subject to federal limits. Certain employees are not eligible for matching contributions.
The Company, at its discretion, may also make additional non-elective contributions to the Plan. The Company made no additional non-elective contributions for the years ended December 31, 2022 and 2021.
Vesting
All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary non-elective contributions, and the investment earnings thereon, based on years of continuous service. Participants become 100% vested in Company matching and non-elective contributions after three years of continuous service.
Participant Accounts
The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, Company matching contributions, and allocations of (1) any discretionary non-elective contributions and (2) Plan investment earnings. Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants. As of December 31, 2022 and 2021, there were no unallocated employer contributions. Participant accounts are reduced by an allocation of Plan administrative expenses. Allocation of non-elective contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.
The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

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CACI $MART Plan
Notes to Financial Statements (continued)
Plan Administration
The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee and custodian of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be paid by the Plan or the Plan Sponsor. Origination fees for loans made to participants are paid individual account assets of the participant originating the loan.
During each of the years ended December 31, 2022 and 2021, the Plan paid administrative expenses of $0.9 million and $0.9 million, respectively. The Plan Sponsor paid all other administrative expenses.
Participant Loans
The Plan allows active employee participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Participants are permitted to have only one loan outstanding at a time.
Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be over a reasonable period of time that may not exceed a maximum of 15 years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.
Interest is charged over the term of the loan at the prime rate plus 1%, based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.
If a participant terminates employment with the Company, they may repay their loan in full prior to initiating a distribution or they may continue to make loan payments via an Automated Clearing House (ACH) arrangement. If the loan is defaulted the participant’s distribution will be reduced by the amount of the outstanding loan.
Retirement and Disability Benefits or Termination of Employment
Upon a participant’s retirement, disability, or termination for other reasons, the normal forms of benefit for all participants, other than those whose pension account merged into the Plan in 1997, are lump sum or installment cash payments. For pension accounts that were merged into the Plan in 1997, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. Alternative forms of distribution for this group include lump sum or installment cash payments or the purchase of a different form of annuity. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.
Required Minimum Distributions
Participants (active or otherwise) must commence required minimum distributions from the Plan beginning on April 1 of the calendar year following the later of the year in which employment terminates or the year in which the participant reaches the age of 72.
Death Benefits
Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.
In-Service and Hardship Withdrawals
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants experiencing a severe financial hardship, as defined by the Plan, subject to restrictions and limitations imposed by the Plan.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

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CACI $MART Plan
Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net (depreciation)/appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Participant Benefits
Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.
Contributions
Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants. Participant and employer contributions are recorded in the year in which participant compensation is earned. As of December 31, 2022 and 2021, there were no unallocated employer contributions.
Forfeitures
Forfeitures of non-vested Company matching and non-elective contributions are used to offset respective Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $4.0 million and $6.2 million during the years ended December 31, 2022 and 2021, respectively, by the offset of available forfeited balances. At December 31, 2022 and 2021, forfeited non-vested account balances available to offset future Company contributions totaled $1.0 million and $1.3 million, respectively.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Risk and Uncertainties
The Plan provides for a number of investment options, primarily in stock, mutual funds and common trust funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants, account balances and the amounts reported in the accompanying financial statements.
3.    Fair Value Measurements
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

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CACI $MART Plan
Notes to Financial Statements (continued)
The Plan follows a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:
Level 1 – quoted prices in active markets for identical assets or liabilities.
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Investments measured at fair value on a recurring basis consisted of the following types of instruments (in thousands):

		Fair Value at December 31,
		2022	2021
Mutual funds	Level 1	$625,887	$813,807
Participant-directed brokerage accounts	Level 1	13,902	15,205
Company stock	Level 1	100,921	97,389
Common trust funds	Level 2	1,658,826	1,945,948
Total investments measured at fair value		$2,399,536	$2,872,349
Mutual funds – Mutual fund investments are valued using quoted market prices listed on nationally recognized securities exchanges.
Participant-directed brokerage accounts – The underlying investments in the participant-directed brokerage accounts are valued using quoted market prices listed on nationally recognized securities exchanges. The participant-directed brokerage accounts allow Plan participants to invest in a wide range of investments that are not available through the Plan’s core investment options, including various publicly-traded securities and exchange-listed closed-end funds, as well as certain open-end mutual funds. These additional investments offer a spectrum of strategies and objectives beyond those available in the core investments of the Plan. Participant-directed brokerage accounts are administered by Charles Schwab & Co., Inc., a sub-service organization to T. Rowe Price Retirement Plan Services, Inc.
Company stock – The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.
Common trust funds – Common trust funds are valued based on the net asset value reported by the trust manager as of the financial statement dates, which may reflect recent transaction prices, evaluations based on pricing services or other observable input. The common trust funds hold investments in accordance with stated objectives. These common trust funds include:
•Prudential Core Plus Bond Fund, which seeks to outperform the Barclay’s U.S. Aggregate Bond Index over a full market cycle, through investments in U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed securities.
•T. Rowe Price International Growth Equity Trust D, which seeks long-term growth of capital through common stock of established, non-U.S. companies.
•T. Rowe Price Retirement Active Trusts, which seek to emphasize potential capital appreciation during the early phases of retirement asset accumulation, balance the need for appreciation with the need for income as retirement approaches, and focus more on income and principal stability during retirement.
•T. Rowe Price Blue Chip Growth Trusts, which focus on "blue chip" companies with leading market positions, seasoned management teams, strong financial conditions, and above-average growth and profitability.

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CACI $MART Plan
Notes to Financial Statements (continued)
•T. Rowe Price Stable Value Fund (Stable Value Fund), which seeks maximum current income while maintaining stability of principal and invests in FBRICs. This fund is primarily invested in guaranteed investment contracts (GICs), bank investment contracts (BICs), synthetic investment contracts (SICs), and separate account contracts (SACs). GICs, BICs, SICs, and SACs are types of investment contracts that are designed to provide principal stability and a competitive yield. Participant-directed redemptions have no restrictions. The Stable Value Fund requires a reasonable amount of time to liquidate the Plan’s share in the fund.
•T. Rowe Price US Value Equity Trusts, which seek long-term capital appreciation and, secondarily, income by investing primarily in common stocks believed to be undervalued.
Under the trusts’ governing documents, the trustee may require 90 days’ prior written notice before redemption or withdrawal can occur.
4.    Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100% vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.
5.    Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.    Related Parties and Parties-in-Interest Transactions
Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. Mercer Investment Consulting, Inc. & Mercer (US) Inc. provide investment and monitoring services for the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply. The Plan also invests in the common stock of the Company as disclosed in Schedule H, Line 4i, Schedule of Assets (Held at End of Year). In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.
7.    Subsequent Events
The Plan has evaluated subsequent events as of June 23, 2023 and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

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Supplemental Schedule
CACI $MART Plan
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
EIN #54-1345888—Plan Number 002
December 31, 2022
(in thousands)

(a)	(b) Identify of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	PIMCO Inflation Response Multi-Asset Fund Institution	Mutual Fund		$12,149
*	T. Rowe Institutional Small-Cap Stock Fund	Mutual Fund		49,713
*	T. Rowe Price Health Sciences Fund I	Mutual Fund		102,896
*	T. Rowe Price Science & Technology Fund I	Mutual Fund		58,657
*	T. Rowe Price Communications & Tech Fund I	Mutual Fund		70,052
	Vanguard Treasury Money Market Investment	Mutual Fund		623
	Vanguard Institutional Index, Plus	Mutual Fund		159,660
	Vanguard Mid-Cap Index, Institutional	Mutual Fund		80,074
	Vanguard Small Cap Index, Institutional	Mutual Fund		35,422
	Vanguard Total Bond Market Index, Institutional	Mutual Fund		32,600
	Vanguard Total International Stock Index, Institutional	Mutual Fund		24,041
	Prudential Core Plus Bond	Common Trust		38,590
*	T. Rowe Price International Growth Equity Trust D	Common Trust		30,163
*	T. Rowe Price Retirement 2005 Active Trust C	Common Trust		5,826
*	T. Rowe Price Retirement 2010 Active Trust C	Common Trust		15,295
*	T. Rowe Price Retirement 2015 Active Trust C	Common Trust		29,529
*	T. Rowe Price Retirement 2020 Active Trust C	Common Trust		91,866
*	T. Rowe Price Retirement 2025 Active Trust C	Common Trust		183,384
*	T. Rowe Price Retirement 2030 Active Trust C	Common Trust		223,719
*	T. Rowe Price Retirement 2035 Active Trust C	Common Trust		187,084
*	T. Rowe Price Retirement 2040 Active Trust C	Common Trust		174,058
*	T. Rowe Price Retirement 2045 Active Trust C	Common Trust		150,233
*	T. Rowe Price Retirement 2050 Active Trust C	Common Trust		92,329
*	T. Rowe Price Retirement 2055 Active Trust C	Common Trust		46,279
*	T. Rowe Price Retirement 2060 Active Trust C	Common Trust		23,250
*	T. Rowe Price Retirement 2065 Active Trust C	Common Trust		3,353
*	T. Rowe Price Blue Chip Growth Trust T4	Common Trust		120,498
*	T. Rowe Price Stable Value Common Trust Fund	Stable Value Fund		174,235
*	T. Rowe Price U.S. Value Equity Trust	Common Trust		69,135
*	CACI International Inc	Company Stock		100,921
*	Notes receivable - participants	Participant loans (maturing 2023 to 2038 with interest rates of 4.25%-10.50%)		22,433
*	Charles Schwab participant-directed brokerage accounts (1)	Participant-Directed Brokerage Accounts		13,902
				$2,421,969

*Represents a party-in-interest.
**Historical cost information is not required to be presented, as all investments are participant-directed.
(1)    Certain investments in these accounts are issued by a party-in-interest to the Plan.

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SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 23, 2023	By:	/s/ Angie Combs
Angie Combs
Executive Vice President
Chief Human Resources Officer

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